

November 29, 2011

Via E-mail
Mr. Terry J. McClain
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for the quarterly period ended September 24, 2011**
> **Filed October 27, 2011**
> **File No. 1-31429**

Dear Mr. McClain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

1.   We remind you that in your letter dated June 24, 2010 regarding our review of your Form 10-K for the fiscal year ended December 26, 2009 you agreed to revise future filings to quantify the impact of factors that affect your results when practicable. We continue to believe that you should further revise your discussion of your results of operations to provide more specific quantified information regarding the impact of various factors on your results. In this regard we note discussion of various items such as, but not limited to, changes in volume and prices in certain product lines and changes in volume and prices in certain geographic areas where additional quantified information is necessary

for an investor to understand your results. Please revise your disclosure in future filings and provide us with an example of your intended disclosures.

Liquidity and Capital Resources, page 33

2.   We note your disclosure that a significant portion of your cash balances are outside the United States. Please revise future filings to quantify the amount of cash held in foreign jurisdictions as of each balance sheet date and to discuss any potential tax implications if those funds are required to be transferred to the United States.

Critical Accounting Policies, page 37
Income Taxes, page 39

3.   With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how and why you determined that the realization of deferred tax assets related to your acquisition of Delta was not likely.

Note 8. Income Taxes, page 58

4.   Please revise future filings to disclose pretax income related to domestic and foreign operations. Reference Rule 4-08(h) of Regulation S-X.

Note 19. Business Segments, page 73

5.   Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

Form 10-Q for the quarterly period ended September 24, 2011

Note 3. Goodwill and Intangible Assets, page 12

6.   We note you have not completed your evaluation of trade names for impairment. Please provide us with a specific and comprehensive discussion regarding why the impairment analysis was not completed, what consideration you have given to the future use of your trade names and how you concluded that, at September 24, 2011, your trade names were not impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief